

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

<u>Via E-mail</u>
Charles F. Fistel
Chief Executive Officer
MedWorth Acquisition Corp.
999 Brickell Avenue
Suite 800
Miami, FL 33131

> **Re: MedWorth Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 20, 2013**
> **File No. 333-188706**

Dear Mr. Fistel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports published or distributed prior to effectiveness.

Prospectus Summary, page 1

General, page 1

2. We note your response to our prior comment 2. We note on pages 62 and 63 that until the earlier of your consummation of an initial business combination or the liquidation of the trust account, Mr. Minnuto will present to you any acquisition opportunity with a target business prior to presenting such opportunity to Allied Medical. With a view to revised disclosure please tell us why you do not believe there would be a conflict of interest after your initial business combination. For example if Mr. Minnuto were to stay with the continuing entity after the combination it appears that his position at a potentially competing company could cause a conflict of interest with regard to ongoing business opportunities.

Risk Factors, page 14

3. We note your response to our prior comment 9. Please revise to address scenarios that you discuss in the prospectus where you may need to issue more common stock and the risk of the dilutive effect on outstanding stock, such as on page 35. It may be useful to include this in a separate risk factor.

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 55

Release of Funds, page 57

4. We note your response to our prior comment 66. Please revise to further clarify that the "$75,240 (or $85,662 if the overallotment option is exercised)" refers to your estimated tax obligation rather than the interest income earned on the trust account. In addition please revise to also quantify the estimated amount that may be released to fund your working capital. If an estimated amount of working capital cannot practicably be determined please consider quantifying the maximum amount that may be released for working capital or advise.

Certain Transactions, page 68

5. We note from your response to our prior comment number 24 that since Messrs. Rein, Savage and Swartz have paid approximately $.015 per share, the estimated fair market value of the shares in connection with their transfer, no compensation will be recorded. Please revise your disclosure on page 68 to indicate the consideration paid by these parties for the shares that were transferred.

6. Also, we note the disclosure added on page 68 indicating that in May 2013, Mr. Fistel, the Company's chief executive officer, chief financial officer, treasurer and director transferred 164,999 shares to Anthony Minnuto, the Company's chairman of the board and secretary and 4,001 shares to Stephen B. Cichy, the Company's president and chief operating officer. Please tell us and revise the disclosure on

page 68 to explain the nature and amount of any consideration that was paid by these parties in connection with the transfer of the shares. If no consideration was paid in connection with the transfer, please indicate whether the company will recognize compensation expense in its financial statements pursuant to the guidance in SAB Topic 5:T.

7. Furthermore, to the extent that any consideration paid in connection with the transfer of the shares is less than the expected public offering price of $8 per share, please explain why you believe the transfer price represents the fair value of the shares on the date of transfer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Nina Gordon
       Broad and Cassel